SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              SEC FILE No.: 0-15260
                                    CUSIP No.

                                   FORM 12b-25
                           Notification of Late Filing
                                  (Check One):
                   [X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                         [ ] Form 10-QSB [ ] Form N-SAR

For Period ended:

[x]      Transition Report on Form 10-K
[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 10-K
For the Transition Period Ended:_______________________________________________
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I-Registrant Information
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                               BRL Holdings, Inc.
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                            Full Name of Registrant:

                                       N/A
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                           Former Name if Applicable:

                               200 Perimeter Road
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            Address of Principal Executive Office (Street and Number)

                            Manchester, NH 03103-3326
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                            City, State and Zip Code



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PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)



[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-K, 10-Q or N-SAR or a portion thereof could not be filed within the prescribed time period.

The Company has acquired the business of three companies and needs additional time to consolidate the financial statements of these new entities so that it can properly complete the audit and to insure that our reports are in compliance with the regulations of the Securities and Exchange Commission.
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Part IV-Other Information
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Name and telephone number of the person to contact in regard to this notification.
R. Bruce Reeves                     (603) 641-8443
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(Name)                              (Area code) Telephone Number

Have all other periodic reports required under section 30 of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report (s).
         [X] Yes           [ ] No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [x] Yes           [ ] No

If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's statement of operations will show a reduced profit over last year primarily as a result of the acquisition of subsidiary companies that are in a start up phase. It is anticipated that consolidated losses for the year will be approximately $870,000 as compared to losses of $76,3887 for the prior year ended June 30, 2001.


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BRL Holdings,  Inc. has caused this  notification  to be signed on its behalf by the undersigned thereunto duly authorized.

Date     September 30, 2002                 By       /s/ R. Bruce Reeves
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                                            R. Bruce Reeves, President


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------ATTENTION--------------------------------------
INTENTIONAL MISTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDRAL CRIMINAL VIOLATIONS (SEE 18 U. S. C. 1001).
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